Exhibit 99.1

Focus Media Independent Committee Appoints Financial Advisor and Legal Counsel

SHANGHAI, China, August 23, 2012 — Focus Media Holding Limited (“Focus Media” or the “Company”) (Nasdaq: FMCN) today announced that a committee of independent directors of the Company’s board of directors (the “Independent Committee”) has selected J.P. Morgan Securities (Asia Pacific) Limited (“J.P. Morgan”) as its financial advisor and Kirkland & Ellis International LLP (“Kirkland & Ellis”) as its legal counsel.

As previously announced, the Company’s board of directors formed the Independent Committee to consider a “going-private” transaction (the “Transaction”) for $27.00 in cash per American depositary share, or $5.40 in cash per ordinary share, proposed by affiliates of FountainVest Partners, The Carlyle Group, CITIC Capital Partners, CDH Investments and China Everbright Limited and Mr. Jason Nanchun Jiang, Chairman of the board of directors and Chief Executive Officer of Focus Media, and his affiliates, in a preliminary non-binding proposal letter, dated August 12, 2012.

J.P. Morgan and Kirkland & Ellis will assist the Independent Committee in its work in connection with the Transaction. No decisions have been made by the Independent Committee with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.

CONTACT: Investor and Media contact: Jing Lu, +86-21-2216-4155, ir@focusmedia.cn